August 15, 2005
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David R. Humphrey
Accounting Branch Chief

Re:	SEC Letter dated August 2, 2005
Canadian Pacific Railway Limited, Canadian Pacific Railway Company (collectively, “CPR”) supplemental response letter dated July 29, 2005 on Form 40-F for Fiscal Year Ended December 31, 2004
File Nos. 1-01342 and 1-15272

Dear Sirs,
This letter is in response to the comment set forth in your letter of August 2, 2005, regarding CPR’s reportable business segment disclosure in the notes to our audited financial statements for the fiscal year ended December 31, 2004, as included in our Report on Form 40-F for the fiscal year ended December 31, 2004.
SEC Comment
Specifically, your letter states:
“Network and Right of Way, page 14
1.	We have reviewed your response to prior comment 1 of your letter to us dated July 29, 2005. We note that your reproduction of our initial comment excluded the sentence ‘Please note that specific geographic areas can represent reportable segments.’ As you have explained the basis of why the four primary corridors, Western, Southern, Central and Eastern, do not constitute reportable business segments and that aggregation of these corridors is not applicable, tell us why the geographic areas as disclosed in Note 23 to the audited financial statements would not represent reportable segments, given that you have presented ‘operating income (loss)’ and ‘net income (loss)’ by geographic location, notwithstanding your supplemental response that ‘a large portion of the costs required to operate CPR’s highly integrated network are fixed in any one fiscal period’ and that ‘these characteristics require subjective allocations of most of the costs whenever CPR attempts to analyze costs and determine profitability of individual transports or services.’ In this regard, it appears that the geographic areas may represent activities whereby revenues and expenses are accumulated by area, the results are regularly reviewed by management, and where discrete financial information is available. To the extent your geographic areas are considered reportable business segments, please expand the narrative disclosures in the audited footnote to indicate this and expand the MD&A section to provide a discussion of operating results by geographic location as reported in your SFAS No. 131 audited footnote. Alternatively if the four primary corridors and the geographic areas do not represent reportable business segments, expand the narrative disclosure in the audited footnote to specifically disclose this fact and that your chief operating decision maker assesses company performance and allocates resources solely based on financial information at the consolidated financial level, with no analysis given to lower levels or units of operations, or geographic areas, as currently implied in your audited footnote. Please advise supplementally, and revise in future filings, accordingly.”
CPR Response
The two geographic areas (Canada and the United States (“U.S.”)) over which CPR operates are not reportable business segments within the criteria set forth in SFAS No. 131, paragraphs 10-15.
Paragraph 10 of SFAS No. 131 defines an “operating segment” as a component of an enterprise:
“1.   That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),
2.   Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
3.   For which discrete financial information is available.”
As is the case with respect to CPR’s four primary operating corridors, assets, revenues and operating expenses are not regularly reported to senior management on the basis of segmented Canadian and U.S. geographic areas of operation. The information set forth in the table titled “Geographic Information” under Note 23 to CPR’s audited consolidated financial statements for the year ended December 31, 2004, is prepared and disclosed only on an annual basis consistent with the requirements of Canadian GAAP section 1701, paragraph 40, and SFAS No. 131, paragraph 38. The information set forth in the tables titled, respectively, “Consolidating Information — 2004” and Consolidating Information — 2003 (Restated — see Note 2)”, “Consolidating Information — 2002 (Restated —

see Note 2) in Note 23 is prepared and disclosed only on an annual basis and reflects information provided by CPR to Canadian and U.S. railway regulatory authorities pursuant to regulatory requirements. The aforementioned information is not regularly reviewed by CPR’s chief operating decision maker to make decisions about resources to be allocated as between the Canadian and U.S. geographic areas or to assess the performance of each geographic area. As a result, CPR’s Canadian and U.S. geographic areas do not qualify under the second of the aforementioned SFAS No. 131 criteria as reportable operating segments.
In addition, Paragraph 14 of SFAS No. 131 states that “[g]enerally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment” and clarifies that “segment manager” refers to a function rather than a specific title. No CPR personnel perform the function of segment manager, as defined above, with respect to CPR’s Canadian and U.S. geographic areas of operation.
In your letter of August 2, you state:
“...if the four primary corridors and the geographic areas do not represent reportable business segments, expand the narrative disclosure in the audited footnote to specifically disclose this fact and that your chief operating decision maker assesses company performance and allocates resources solely based on financial information at the consolidated financial level, with no analysis given to lower levels or units of operations, or geographic areas, as currently implied in your audited footnote.”
We respectfully submit that a representation that the chief operating decision maker assesses company performance and allocates resources “solely” based on financial information at the consolidated financial level, with “no analysis” given to any components of the company’s operations would exceed the criteria set forth in paragraph 10 of SFAS No. 131 defining what constitutes an “operating segment”. As stated therein, the relevant criterion is whether the operating results of such component “are regularly reviewed by the company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance” (emphasis added), not whether the chief operating decision maker’s decisions are based “solely” on financial information at the consolidated financial level with no analysis given to operational components. Consequently, we propose to replace the first paragraph of our Note 23 on segmented information with the following:
“The Company operates in only one operating segment: rail transportation. Operating results by geographic areas, railway corridors or other lower level components or units of operation are not regularly reviewed by the Company’s chief operating decision maker to make decisions about the allocation of resources to, or the assessment of performance of, such geographic areas, corridors, components or units of operation.”
We hope that the foregoing response addresses the issues raised in your August 2 letter and, if you have further questions, would be pleased to discuss this matter with you at your convenience.
Yours truly,
(signed) “M.T. Waites”
M.T. Waites
Executive Vice-President and Chief Financial Officer
Canadian Pacific Railway Limited
Canadian Pacific Railway Company